File No. 70-9739



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 3

                                       to

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935


      ALABAMA POWER COMPANY                           GULF POWER COMPANY
      600 North 18th Street                            One Energy Place
    Birmingham, Alabama 35291                      Pensacola, Florida 32520

      GEORGIA POWER COMPANY                       MISSISSIPPI POWER COMPANY
241 Ralph McGill Boulevard, N.E.                       2992 West Beach
     Atlanta, Georgia 30308                      Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)


William E. Zales, Jr., Vice President             Warren E. Tate, Secretary
           and Secretary                                and Treasurer
       Alabama Power Company                         Gulf Power Company
       600 North 18th Street                          One Energy Place
     Birmingham, Alabama 35291                    Pensacola, Florida 32520

 Judy M. Anderson, Vice President           Michael W. Southern, Vice President,
      and Corporate Secretary                     Secretary, Treasurer and
       Georgia Power Company                      Chief Financial Officer
 241 Ralph McGill Boulevard, N.E.                Mississippi Power Company
      Atlanta, Georgia 30308                          2992 West Beach
                                                Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                          John D. McLanahan, Esq.
 Financial Vice President                        Troutman Sanders LLP
   The Southern Company                 600 Peachtree Street, N.E., Suite 5200
270 Peachtree Street, N.W.                      Atlanta, Georgia 30308
  Atlanta, Georgia 30303


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ITEM 3.       APPLICABLE STATUTORY PROVISIONS

              Item 3 is hereby amended to read in its entirety as follows:

              "Section 12(e) of the 1935 Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitations. Section 12(e) of the 1935 Act and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to Cash Payments.
Section 6(a)(2) of the 1935 Act is applicable to the Proposed Amendments. Rule 54 under the 1935 Act is also applicable to the proposed transactions.

              Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

              SOUTHERN currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2000, SOUTHERN's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.565 billion, or about 58.14% of SOUTHERN's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($4.412 billion). With respect to Rule 53(a)(1), however, the Commission has determined that SOUTHERN's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

              In addition, SOUTHERN has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

              Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which SOUTHERN has an ownership interest upon the SOUTHERN holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, on a pro forma basis, have any effect on the SOUTHERN system's financial condition. Further, the proposed transactions, considered in conjunction with the effect of the capitalization and earnings of SOUTHERN's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the SOUTHERN system, or an adverse impact on SOUTHERN's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

              The Rule 53(c) Order was predicated, in part, upon an assessment of SOUTHERN's overall financial condition which took into account, among other factors, SOUTHERN's consolidated capitalization ratio and the recent growth trend in SOUTHERN's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, SOUTHERN's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). SOUTHERN's consolidated capitalization as of September 30, 2000 was 40.4% equity, 59.6% debt including all non-recourse debt, and 55.7% equity and 44.3% debt excluding all non-recourse debt.

              Since the date of the Rule 53(c) Order, there has been a reduction in SOUTHERN's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the SOUTHERN corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:

----------- ------- --------- ---------- --------- --------- ---------
Company     Agency  1995      1996       1997      1998      19991
----------- ------- --------- ---------- --------- --------- ---------
----------- ------- --------- ---------- --------- --------- ---------
Alabama     S&P     A+        A+         A+        A+        A+
            Moody's A1        A1         A1        A1        A1
            Fitch   A+        AA-        AA-       AA-       AA-
----------- ------- --------- ---------- --------- --------- ---------
----------- ------- --------- ---------- --------- --------- ---------
Georgia     S&P     A+        A+         A+        A+        A+
            Moody's A1        A1         A1        A1        A1
            Fitch   AA-       AA-        AA-       AA-       AA-
----------- ------- --------- ---------- --------- --------- ---------
----------- ------- --------- ---------- --------- --------- ---------
Gulf        S&P     A+        A+         AA-       AA-       AA-
            Moody's A1        A1         A1        A1        A1
            Fitch   A+        AA-        AA-       AA-       AA-
----------- ------- --------- ---------- --------- --------- ---------
----------- ------- --------- ---------- --------- --------- ---------
Mississippi S&P     A+        A+         AA-       AA-       AA-
            Moody's Aa3       Aa3        Aa3       Aa3       Aa3
            Fitch   AA-       AA-        AA-       AA-       AA-
----------- ------- --------- ---------- --------- --------- ---------
----------- ------- --------- ---------- --------- --------- ---------
Savannah    S&P     A+        A+         AA-       AA-       AA-
            Moody's A1        A1         A1        A1        A1
            Fitch   Not rated Not rated  Not rated Not rated Not rated
----------- ------- --------- ---------- --------- --------- ---------

              SOUTHERN's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on South Western Electricity plc ("SWEB") in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. SOUTHERN's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.


--------

1 In April 2000, Moody's and Duff & Phelps (now known as Fitch) reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.

              Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to SOUTHERN's investments in EWGs and FUCOs has not had an adverse impact on SOUTHERN's financial integrity."

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    December 14, 2000               ALABAMA POWER COMPANY


                                         By_/s/Wayne Boston
                                             Wayne Boston
                                          Assistant Secretary

                                         GEORGIA POWER COMPANY


                                         By_/s/Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary

                                         GULF POWER COMPANY


                                         By_/s/Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary

                                         MISSISSIPPI POWER COMPANY


                                         By_/s/Wayne Boston
                                             Wayne Boston
                                         Assistant Secretary